

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

Via E-mail
Mr. Philip Buckingham
Chief Financial Officer
Truven Holding Corp.
Truven Health Analytics Inc.
777 E. Eisenhower Parkway
Ann Arbor, Michigan 48108

>   **Re:**   **Truven Holding Corp.**
>   **Truven Health Analytics Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 333-187931**

Dear Mr. Buckingham:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.   We note your presentation throughout your filing as well as the discussion of the results of operations for "Combined" 2012 results. It appears that these "Combined" amounts merely combine pre- and post-acquisition periods without reflecting all relevant pro forma adjustments to give effect to the acquisition. Please tell us how you concluded that this presentation was appropriate. Please note that a supplemental presentation and discussion based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining

information for the pre-and post- acquisition periods. Also note that the presentation requirements contained in Article 11 should be provided.

Liquidity and Capital Resources

Indebtedness, page 52

2.   We note your disclosure on page 48 that you use EBITDA and Adjusted EBITDA as a measure to calculate certain financial covenants related to the Senior Credit Facility. As the covenants could impact the company's ability to obtain additional debt financing, please tell us what consideration was given to quantifying the amount or limit of the applicable covenants as well as the company's leverage ratio. Refer to Item 303(a)(1) and (2) of Regulation S-K and Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation for additional guidance.

Audited Consolidated and Combined Financial Statements

2. Significant Accounting Policies

Revenue recognition, page F-12

3.   We note that you have multiple element arrangements that can include implementation services and post contract customer support in addition to software and subscription services. Please tell us how you establish VSOE for the post contract customer support included in your software arrangements.

9. Other identifiable intangible assets, page F-21

4.   On page F-20 you disclose that the goodwill impairment was due to lower-than expected growth in revenue and cash flow from selling cycle delays, particularly in the government sectors and uncertainty in the healthcare sector related to the Patient Protection and Affordable Care Act. Please tell us what consideration was given to these factors in determining whether there was a change in circumstances that could indicate the carrying amount of other intangible assets may not be recoverable. Refer to ASC 350-30-35-14 and ASC 360-10-35-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Patrick Gilmore
Accounting Branch Chief